

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

<u>Via E-mail</u>
Mr. J. Thomas May
Chief Executive Officer
Simmons First National Corp.
501 Main Street
Pine Bluff, AK 71601

> **Re:** **Simmons First National Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 7, 2012**
>
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed September 7, 2012**
> **File No. 000-06253**

Dear Mr. May:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Item 8. Consolidated Financial Statements and Supplemental Data</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 1: Nature of Operations and Summary of Significant Accounting Policies</u>
<u>Allowance for Loan Losses, page 67</u>

1.   We note your unallocated allowance is approximately 31%, 35%, and 26% of your total allowance for loan losses at June 30, 2012, December 31, 2011, and December 31, 2010, respectively. Further we note that you have a substantial operating history from which to draw in evaluating your historical loss rates. We also note that the unallocated allowance is based primarily on management's consideration of other qualitative factors, which include economic and financial factors in the national and regional economy. Please tell us and revise future filings to more clearly describe how you arrived at the allowance for loan loss amounts allocated to the various loan categories versus the unallocated amount. Discuss any specific trends or changes from prior periods in environment factors that gave rise to the changes. Please discuss any subsequent periods as well in your response.

Note 5: Loans Covered by FDIC Loss Share Agreements, page 90

2.   Please revise your future filings to include a roll-forward of the claw-back liabilities.

Note 15: Disclosures About Fair Value of Financial Instruments, page 99

3.   We note almost all of your available-for-sale investments measured at fair value are classified as Level II assets and your disclosure that the Company obtains fair value measurements from an independent pricing service to fair value these securities. Please tell us and revise future filings to disclose the procedures you performed to validate the valuations you obtained to ensure the fair value determination is consistent with ASC 820 Fair Value Measurements and Disclosures, and to ensure that you properly classified these assets in the fair value hierarchy.

4.   Please tell us and revise future filings to disclose how often you obtain updated appraisals for your collateral dependent impaired loans. If this policy varies by loan type please disclose that also. Also, please describe in detail any adjustments you make to the appraised values, if any, including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Controls and Procedures

(a) Evaluation of disclosure controls and procedures, page 112

5.   We note your statement that your Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of your disclosure controls and procedures, as defined in "15 C. F. R. 240.13a-14(c) and 15 C. F. R. 240.15-14(c)." "Disclosure controls and procedures" is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Please confirm the effectiveness of your disclosure controls and procedures as defined in Rules 13a-15(e) or Rule 15d-15(e) under the Exchange Act. In addition, please provide us with a representation that you will conform your disclosures in future filings.

Definitive Proxy Statement on Schedule 14A filed March 19, 2012

Transactions with Related Persons, page 8

6.   We note your disclosure that loans to your executive officers, employees, directors and their immediate family members are made on the same terms, including interest rates and collateral, as those of comparable loans to other persons. Please confirm that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Confirm that you will revise future filings accordingly. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 78

7.   You state that there were no significant changes to your internal control over financial reporting during the quarter ended June 30, 2012 that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during your second fiscal quarter of 2012. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving, Staff Accountant, at (202) 551-3321, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492. Please address questions regarding all other comments to Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney